Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

June 11, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

M3-Brigade Acquisition III Corp.

Registration Statement on Form S-1

Filed on May 11, 2021

CIK No. 0001856589

Ladies and Gentlemen:

On behalf of our client, M3-Brigade Acquisition III Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated June 7, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

1. You state that “We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time.” However, your registration statement fee table indicates that you are registering these shares. Please revise to reconcile your disclosures. See Securities Act CDI 103.04.

Response to Comment

The Company acknowledges the Staff’s comment and in response has removed the aforementioned risk factor.

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Securities and Exchange Commission

June 11, 2021

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3146.

Very truly yours,

/s/ David A. Curtiss

David A. Curtiss

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